EXHIBIT 21

SUBSIDIARIES OF CODORUS VALLEY BANCORP, INC.

1.	PeoplesBank, A Codorus Valley Company – 100% owned (chartered in Pennsylvania) 1 Manchester Street, P.O. Box 67 Glen Rock, Pennsylvania 17327

2.	SYC Realty Company, Inc. – 100% owned (incorporated in Pennsylvania) 1 Manchester Street, P.O. Box 67 Glen Rock, Pennsylvania 17327

3.

CVB Statutory Trust I – 100% owned (1)
(formed in Delaware)
Trustee:
Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
Attn: Corporate Trust Administration

4.	CVB Statutory Trust 2 – 100% owned (1) (formed in Delaware) Trustee: Wells Fargo Bank, National Association 919 Market Street Suite 700 Wilmington, Delaware 19801 Attn: Corporate Trust Division

(1)	The Statutory Trusts have not been consolidated into the financial statements of the Corporation as per ASC Topic 810, “Consolidation”.

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